October 21, 2009

Mail Stop 4720

Lowell M. Fisher, Jr.
Chairman and Chief Executive Officer
Certified Diabetic Services, Inc.
Airport Woods Commerce Center
10061 Amberwood Road
Fort Myers, Florida 33913

Re: Certified Diabetic Services, Inc.
         Registration Statement on Form 10-12G/A, filed October 8, 2009
         File No. 000-53628

Dear Mr. Fisher:

        We have completed our review of your registration statement and have no further comments at this time.

                                                    Sincerely,

                                                    Jeffrey P. Riedler
                                                    Assistant Director

cc: Joseph A. Probasco, Esq.
        Bush Ross, P.A.
        1801 N. Highland Avenue
        Tampa, Florida 33602